Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, April 14, 2025

Franco-Nevada to Release First Quarter 2025 Results

Franco-Nevada Corporation annouced today that it will report its first quarter 2025 results as follows:

First Quarter 2025 Results Release:	May 8th after market closes
Conference Call and Webcast:	May 9th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

bit.ly/4lqT50E
Webcast:	www.franco-nevada.com
Replay (available until May 16th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 06373#

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com